Exhibit 99.1

JD.com Announces Second Quarter and Interim 2023 Results

Beijing, China—-August 16, 2023—-JD.com, Inc. (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter)), a leading supply chain-based technology and service provider, today announced its unaudited financial results for the three and six months ended June 30, 2023.

Second Quarter 2023 Highlights

•

Net revenues for the second quarter of 2023 were RMB287.9 billion (US$[1]39.7 billion), an increase of 7.6% from the second quarter of 2022. Net service revenues for the second quarter of 2023 were RMB54.1 billion (US$7.5 billion), an increase of 30.1% from the second quarter of 2022.

•

Income from operations for the second quarter of 2023 was RMB8.3 billion (US$1.1 billion), compared to RMB3.8 billion for the same period last year. Non-GAAP[2] income from operations was RMB8.7 billion (US$1.2 billion) for the second quarter of 2023, as compared to RMB5.8 billion for the second quarter of 2022. Operating margin of JD Retail before unallocated items for the second quarter of 2023 was 3.2%, compared to 3.4% for the second quarter of 2022.

•

Net income attributable to the company’s ordinary shareholders for the second quarter of 2023 was RMB6.6 billion (US$0.9 billion), compared to RMB4.4 billion for the same period last year. Non-GAAP net income attributable to the company’s ordinary shareholders for the second quarter of 2023 was RMB8.6 billion (US$1.2 billion), as compared to RMB6.5 billion for the same period last year.

•

Diluted net income per ADS for the second quarter of 2023 was RMB4.15 (US$0.57), compared to RMB2.74 for the second quarter of 2022. Non-GAAP diluted net income per ADS for the second quarter of 2023 was RMB5.39 (US$0.74), compared to RMB4.06 for the same period last year.

•

Operating cash flow for the twelve months ended June 30, 2023 was RMB52.5 billion (US$7.2 billion), compared to RMB51.1 billion for the twelve months ended June 30, 2022. Free cash flow, which excludes the impact from JD Baitiao receivables included in the operating cash flow, for the twelve months ended June 30, 2023 was RMB33.5 billion (US$4.6 billion), compared to RMB27.7 billion for the twelve months ended June 30, 2022.

1

The U.S. dollar (US$) amounts disclosed in this announcement, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this announcement is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2023, which was RMB7.2513 to US$1.00. The percentages stated in this announcement are calculated based on the RMB amounts.

2	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.

“We reported a solid performance for the second quarter both financially and operationally, thanks to JD.com’s enhanced business structure and leading supply chain capabilities,” said Sandy Xu, Chief Executive Officer of JD.com. “We are also encouraged to see the number of our marketplace merchants more than doubled and reached a new record during the quarter, reflecting our efforts to build a superior marketplace ecosystem, one of our priorities to provide customers with enriched supplies at better prices. I am confident that JD.com’s commitment to providing the utmost in selection, speed, quality and value will continue to resonate with customers and set a strong foundation for our long-term success.”

“JD.com delivered both revenues and profitability ahead of our expectation in the second quarter, an encouraging trend we are happy to see amidst our business adjustment and a highly competitive market environment,” said Ian Su Shan, Chief Financial Officer of JD.com. “In JD Retail, we continued to gain market share in core categories of home appliances and 3C, propelled by our supply chain advantages and service quality, while supermarket category made steady progress as expected to build a healthier business model. We are encouraged by such solid results, and we will continue to further optimize JD’s business model and invest in JD’s long term sustainable growth.”

Business Highlights

Environment, Social and Governance

•

In June, JD.com released its 2022 Environmental, Social, and Governance (“ESG”) Report, covering the company’s progress in 2022 across corporate governance, business ethics, green operations, green logistics, consumer services and sustainable supply chain, among others. The report highlights JD.com’s commitment to aligning its business development strategy with the value proposition of building a “responsible supply chain” and to continually enhancing its ESG practices.

•

In April, JD Logistics launched the Supply Chain Emission Management Platform (“SCEMP”), a validated carbon footprint management platform incorporating over 140 types of carbon emission factors in road transportation in China. The platform calculates carbon emissions with higher granularity based on the actual routes of transportation vehicles. The SCEMP aims to drive more enterprises to reduce carbon emissions with enhanced efficiency and lower cost, ultimately steering towards achieving the net-zero emission target.

JD Retail

•

During the JD 618 Grand Promotion, the company further upgraded its trade-in services for home appliance and home goods, providing customers attractive discounts, complimentary on-site disassembly and moving, and integrated services covering delivery, installation, disassembly and cleaning. These efforts not only improve JD.com’s user experience, but also elevate the industry service standard for home appliance and home goods.

•

During the JD 618 Grand Promotion, the company opened two JD MALLs in Dongguan and Kunming    alongside thirteen city-level flagship home appliance and electronics stores in eleven cities such as Chengdu, Tangshan, Suzhou and Nanjing, as well as 724 JD home appliance stores in lower-tier markets. The expansion strives to improve customers’ shopping experience, while further enriching the traditional retail ecosystem.

•

In the second quarter, Italian luxury fashion brands Bottega Veneta and Missoni both joined hands with JD.com and launched their official flagship stores on the JD platform. Meanwhile, beauty brands including Sisley, a French luxury skincare brand, and SkinCeuticals, a science-based skincare brand of the L’Oreal Group, launched their official flagship stores on JD.com. Others joining JD.com in the quarter included Maison Margiela Fragrances, Byredo, Farmacy, and Aesop, among others, further enriching the platform’s product offerings to fully address customers’ diverse skincare needs.

JD Health

•

In the second quarter, JD Health expanded its collaborations with global pharmaceutical companies, including Novartis and Novo Nordisk. By further enhancing its cold chain and offline Direct to Patient (“DTP”) omni-channel fulfillment capabilities, JD Health continues to build up its industry-leading online retail channel for new specialized medicines, which provides better accessibility to patients in need.

•

In April, JD Health officially launched one of the first online medical centers specializing in dermatology in China. The platform features online clinics with over 40 leading experts in the dermatology field, in addition to over 3,000 registered dermatologists from China’s top-tier AAA hospitals. The platform has also assembled a team of full-time dermatologists to provide around-the-clock support for users’ inquiries related to skin issues.

•

As a strategic service offering of JD Health, JD Family Doctor completed its products upgrade in June and launched a “year-round caring for elderly” service. The service pairs an exclusive health caregiver with each of the elderly users to monitor and manage their health conditions throughout the year, and also provides customized health management solutions to serve the elderly users in the long term. Since 2023, the overall user satisfaction rate of JD Family Doctor service has reached 99%.

JD Logistics

•

In April, JD Airlines launched a new all-cargo route between Beijing Daxing and Shenzhen. With the new all-cargo flights operations between the two destinations, JD Airlines is positioned to provide reliable next-morning delivery services in key cities in the Beijing-Tianjin-Hebei region and the Pearl River Delta region.

•

In June, phase II of JD Logistics Kunshan Asia No.1 smart industrial park (“Kunshan Asia No.1”) officially commenced operation. During the JD 618 Grand Promotion this year, Kunshan Asia No.1’s sorting capacity ramped up to an average of over 4.5 million parcels per day, representing the world’s leading level.

•

As of June 30, 2023, JD Logistics operated over 1,600 warehouses. Including warehouse space managed through the Open Warehouse Platform, JD Logistics’s warehouse network had an aggregate gross floor area of over 32 million square meters.[3]

3

The numbers also include warehouses managed by Deppon Logistics Co., Ltd. (“Deppon”, Shanghai Stock Exchange code: 603056) and its subsidiaries (collectively, “Deppon Group”). In the third quarter of 2022, JD Logistics completed the acquisition of the controlling interest in Deppon and began to consolidate its financial results.

Dada

•

In April, JDDJ emerged as one of the first on-demand retail service providers to support the launch of Xiaomi 13 Ultra smartphones. JDDJ brought customers a convenient shopping experience with one-hour delivery for in-stock products.

•

During the JD 618 Grand Promotion, JDDJ saw an 80% year-over-year increase in the number of collaborated offline stores, along with triple-digit year-over-year GMV growth in categories including home appliance, computers, cosmetics, sports and outdoors, and liquor, further diversifying the platform’s supplies and ecosystem. Additionally, the provision of JDDJ’s “Shop Now” services reached customers in over 2,000 counties, districts, and cities during the promotion.

Second Quarter 2023 Financial Results

Net Revenues. For the second quarter of 2023, JD.com reported net revenues of RMB287.9 billion (US$39.7 billion), representing a 7.6% increase from the same period of 2022. Net product revenues increased by 3.5%, while net service revenues increased by 30.1% for the second quarter of 2023, as compared to the same period of 2022.

Cost of Revenues. Cost of revenues increased by 6.4% to RMB246.5 billion (US$34.0 billion) for the second quarter of 2023 from RMB231.7 billion for the second quarter of 2022.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 2.3% to RMB16.7 billion (US$2.3 billion) for the second quarter of 2023 from RMB16.3 billion for the second quarter of 2022. Fulfillment expenses as a percentage of net revenues was 5.8% for the second quarter of 2023, compared to 6.1% for the same period last year.

Marketing Expenses. Marketing expenses increased by 16.7% to RMB11.1 billion (US$1.5 billion) for the second quarter of 2023 from RMB9.5 billion for the second quarter of 2022, marketing expenses as a percentage of net revenues was 3.8% for the second quarter of 2023, compared to 3.5% for the same period last year, mainly due to the increased spending in promotion activities.

Research and Development Expenses. Research and development expenses increased by 1.1% to RMB4.1 billion (US$0.6 billion) for the second quarter of 2023 from RMB4.0 billion for the second quarter of 2022. Research and development expenses as a percentage of net revenues was 1.4% for the second quarter of 2023, compared to 1.5% for the same period last year.

General and Administrative Expenses. General and administrative expenses increased by 1.5% to RMB2.4 billion (US$0.3 billion) for the second quarter of 2023 from RMB2.3 billion for the second quarter of 2022. General and administrative expenses as a percentage of net revenues was 0.8% for the second quarter of 2023, compared to 0.9% for the same period last year.

Income from Operations and Non-GAAP Income from Operations. Income from operations for the second quarter of 2023 was RMB8.3 billion (US$1.1 billion), compared to RMB3.8 billion for the same period last year. Non-GAAP income from operations was RMB8.7 billion (US$1.2 billion) for the second quarter of 2023, as compared to RMB5.8 billion for the second quarter of 2022. Operating margin of JD Retail before unallocated items for the second quarter of 2023 was 3.2%, compared to 3.4% for the second quarter of 2022.

Non-GAAP EBITDA. Non-GAAP EBITDA increased by 45.0% to RMB10.4 billion (US$1.4 billion) for the second quarter of 2023 from RMB7.2 billion for the second quarter of 2022.

Share of Results of Equity Investees. Share of results of equity investees was an income of RMB0.9 billion (US$0.1 billion) for the second quarter of 2023, as compared to a loss of RMB1.6 billion for the second quarter of 2022, primarily due to the increase in share of profit and the decrease in impairment of equity method investees.

Others, net. Other non-operating income was RMB1.2 billion (US$0.2 billion) for the second quarter of 2023, as compared to RMB3.6 billion for the second quarter of 2022. The decrease was primarily due to net losses arising from fair value changes of investment securities, compared to net gains in the same quarter last year, and the increase in impairment of investments.

Net Income Attributable to the Company’s Ordinary Shareholders and Non-GAAP Net Income Attributable to the Company’s Ordinary Shareholders. Net income attributable to the company’s ordinary shareholders for the second quarter of 2023 was RMB6.6 billion (US$0.9 billion), compared to RMB4.4 billion for the same period last year. Non-GAAP net income attributable to the company’s ordinary shareholders for the second quarter of 2023 was RMB8.6 billion (US$1.2 billion), as compared to RMB6.5 billion for the same period last year.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS for the second quarter of 2023 was RMB4.15 (US$0.57), compared to RMB2.74 for the second quarter of 2022. Non-GAAP diluted net income per ADS for the second quarter of 2023 was RMB5.39 (US$0.74), compared to RMB4.06 for the second quarter of 2022.

Cash Flow and Working Capital

As of June 30, 2023, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB243.3 billion (US$33.5 billion), compared to RMB226.2 billion as of December 31, 2022. For the second quarter of 2023, free cash flow of the company was as follows:

	For the three months ended
	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	33,667	46,511	6,414
Add: Impact from JD Baitiao receivables included in the operating cash flow	1,802	1,586	219
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(4,947)	(2,363)	(326)
Other capital expenditures*	(513)	(1,244)	(172)

Free cash flow	30,009	44,490	6,135

*	Including capital expenditures related to the company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB28.1 billion (US$3.9 billion) for the second quarter of 2023, consisting primarily of the increase in short-term investments and time deposits, and cash paid for capital expenditures.

Net cash used in financing activities was RMB1.8 billion (US$0.3 billion) for the second quarter of 2023, consisting primarily of cash paid for dividends, partially offset by the net proceeds from bank loans.

For the twelve months ended June 30, 2023, free cash flow of the company was as follows:

	For the twelve months ended
	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	51,102	52,541	7,246
(Less)/Add: Impact from JD Baitiao receivables included in the operating cash flow	(1,956)	692	95
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(16,637)	(14,390)	(1,985)
Other capital expenditures	(4,849)	(5,372)	(741)

Free cash flow	27,660	33,471	4,615

Supplemental Information

The company reports four segments, JD Retail, JD Logistics, Dada and New businesses. JD Retail, including JD Health and JD Industrials, among other components, mainly engage in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. Dada is a local on-demand delivery and retail platform in China. New businesses mainly include JD Property, Jingxi and overseas businesses.

The table below sets forth the segment operating results:

	For the three months ended			For the six months ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$	RMB	RMB	US$

	(In millions, except percentage data)
Net revenues:
JD Retail	241,557	253,280	34,929	459,081	465,638	64,214
JD Logistics	31,272	41,033	5,659	58,623	77,761	10,724
Dada	2,281	2,811	388	2,969	5,387	743
New businesses	6,265	4,316	595	12,020	7,766	1,071
Inter-segment eliminations *	(13,775)	(13,509)	(1,863)	(25,438)	(25,665)	(3,539)

Total consolidated net revenues	267,600	287,931	39,708	507,255	530,887	73,213

Operating income/(loss):
JD Retail	8,173	8,143	1,123	16,064	17,987	2,481
JD Logistics	36	510	70	(625)	(613)	(85)
Dada	(424)	(29)	(4)	(616)	(246)	(34)
New businesses	(2,032)	1,061	145	(4,418)	904	123
Including: gain on sale of development properties	—	1,009	139	—	1,481	204

Total segment operating income	5,753	9,685	1,334	10,405	18,032	2,485
Unallocated items**	(1,995)	(1,415)	(194)	(4,239)	(3,335)	(459)

Total consolidated operating income	3,758	8,270	1,140	6,166	14,697	2,026

Operating margin:
JD Retail	3.4%	3.2%	3.2%	3.5%	3.9%	3.9%
JD Logistics	0.1%	1.2%	1.2%	(1.1)%	(0.8)%	(0.8)%
Dada	(18.6)%	(1.0)%	(1.0)%	(20.7)%	(4.6)%	(4.6)%
New businesses	(32.4)%	24.6%	24.6%	(36.8)%	11.6%	11.6%

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, on-demand delivery and retail services provided by Dada to JD Retail and JD Logistics, and property leasing services provided by JD Property to JD Logistics.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

The table below sets forth the revenue information:

	For the three months ended			For the six months ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
	(In millions)			(In millions)
Electronics and home appliances revenues	136,618	152,131	20,980	254,986	269,130	37,115
General merchandise revenues	89,402	81,724	11,270	175,450	160,289	22,105

Net product revenues	226,020	233,855	32,250	430,436	429,419	59,220
Marketplace and marketing revenues	20,742	22,509	3,104	38,418	41,571	5,733
Logistics and other service revenues	20,838	31,567	4,354	38,401	59,897	8,260

Net service revenues	41,580	54,076	7,458	76,819	101,468	13,993
Total net revenues	267,600	287,931	39,708	507,255	530,887	73,213

Conference Call

JD.com’s management will hold a conference call at 8:00 am, Eastern Time on August 16, 2023, (8:00 pm, Beijing/Hong Kong Time on August 16, 2023) to discuss its financial results for the three months and six months ended June 30, 2023.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers, the Passcode and unique access PIN which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10032645-3wu7ql.html

CONFERENCE ID: 10032645

A telephone replay will be available for one week until August 23, 2023. The dial-in details are as follows:

US:	+1-855-883-1031

International:	+61-7-3107-6325

Hong Kong:	800-930-639

Mainland China:	400-120-9216

Passcode:	10032645

Additionally, a live and archived webcast of the conference call will also be available on the JD.com’s investor relations website at http://ir.jd.com.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to the company’s ordinary shareholders, non-GAAP net margin to the company’s ordinary shareholders, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to the company’s ordinary shareholders as net income/(loss) attributable to the company’s ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments and others, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, intangible assets and investments, gain in relation to sale of development properties and tax effects on non-GAAP adjustments. The company defines free cash flow as operating cash flow adjusting the impact from JD Baitiao receivables included in the operating cash flow and capital expenditures, net of the proceeds from sale of development properties. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the company’s ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to the company’s ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Baitiao receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; impact of the COVID-19 pandemic; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	78,861	91,020	12,552
Restricted cash	6,254	8,129	1,121
Short-term investments	141,095	144,101	19,872
Accounts receivable, net (including JD Baitiao of RMB3.1 billion and RMB4.1 billion as of December 31, 2022 and June 30, 2023, respectively)(1)	20,576	20,003	2,759
Advance to suppliers	3,838	2,584	356
Inventories, net	77,949	63,562	8,766
Prepayments and other current assets	15,156	15,410	2,125
Amount due from related parties	6,142	4,375	603
Assets held for sale	1,203	—	—

Total current assets	351,074	349,184	48,154
Non-current assets
Property, equipment and software, net	55,080	59,862	8,255
Construction in progress	11,161	9,857	1,359
Intangible assets, net	9,139	8,441	1,164
Land use rights, net	33,848	37,752	5,206
Operating lease right-of-use assets	22,267	22,396	3,089
Goodwill	23,123	23,123	3,189
Investment in equity investees	57,641	58,387	8,052
Investment securities	11,611	6,260	863
Deferred tax assets	1,536	1,506	208
Other non-current assets	18,770	27,156	3,745

Total non-current assets	244,176	254,740	35,130

Total assets	595,250	603,924	83,284

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	12,146	17,951	2,476
Accounts payable	160,607	152,011	20,963
Advance from customers	33,713	31,649	4,365
Deferred revenues	3,351	2,476	341
Taxes payable	5,926	7,563	1,043
Amount due to related parties	488	180	25
Accrued expenses and other current liabilities	42,570	39,923	5,504
Operating lease liabilities	7,688	7,945	1,096
Liabilities held for sale	72	—	—

Total current liabilities	266,561	259,698	35,813
Non-current liabilities
Deferred revenues	1,107	1,081	149
Unsecured senior notes	10,224	10,614	1,464
Deferred tax liabilities	6,511	7,213	995
Long-term borrowings	20,009	21,450	2,958
Operating lease liabilities	14,978	14,981	2,066
Other non-current liabilities	1,737	1,597	220

Total non-current liabilities	54,566	56,936	7,852

Total liabilities	321,127	316,634	43,665
MEZZANINE EQUITY	590	595	82

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000 million shares authorized, 3,183 million shares issued and 3,146 million shares outstanding as of June 30, 2023)	213,366	221,786	30,586
Non-controlling interests	60,167	64,909	8,951

Total shareholders’ equity	273,533	286,695	39,537

Total liabilities, mezzanine equity and shareholders’ equity	595,250	603,924	83,284

(1)

JD Technology performs credit risk assessment services for JD Baitiao business and absorbs the credit risk of the underlying Baitiao receivables. Facilitated by JD Technology, the company periodically securitizes Baitiao receivables through the transfer of those assets to securitization plans and derecognizes the related Baitiao receivables through sales type arrangements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the six months ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	226,020	233,855	32,250	430,436	429,419	59,220
Net service revenues	41,580	54,076	7,458	76,819	101,468	13,993

Total net revenues	267,600	287,931	39,708	507,255	530,887	73,213

Cost of revenues	(231,706)	(246,498)	(33,994)	(437,915)	(453,436)	(62,532)
Fulfillment	(16,308)	(16,679)	(2,300)	(31,793)	(32,050)	(4,420)
Marketing	(9,477)	(11,063)	(1,526)	(18,182)	(19,068)	(2,630)
Research and development	(4,027)	(4,072)	(562)	(8,411)	(8,258)	(1,139)
General and administrative	(2,324)	(2,358)	(325)	(4,788)	(4,859)	(670)
Gain on sale of development properties	—	1,009	139	—	1,481	204

Income from operation(2)(3)	3,758	8,270	1,140	6,166	14,697	2,026

Other income/(expenses)
Share of results of equity investees	(1,604)	907	125	(2,685)	86	12
Interest expense	(484)	(654)	(90)	(828)	(1,244)	(172)
Others, net(4)	3,586	1,211	167	(312)	4,003	552

Income before tax	5,256	9,734	1,342	2,341	17,542	2,418
Income tax expenses	(1,227)	(2,811)	(388)	(1,831)	(4,420)	(610)

Net income	4,029	6,923	954	510	13,122	1,808

Net income/(loss) attributable to non-controlling interests shareholders	(350)	342	47	(883)	280	39
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	3	—	—	8	—	—

Net income attributable to the company’s ordinary shareholders	4,376	6,581	907	1,385	12,842	1,769

Net income per share:
Basic	1.40	2.09	0.29	0.45	4.09	0.56
Diluted	1.37	2.08	0.29	0.43	4.04	0.56
Net income per ADS:
Basic	2.80	4.19	0.58	0.89	8.18	1.13
Diluted	2.74	4.15	0.57	0.85	8.08	1.11

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the six months ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
(2) Includes share-based compensation expenses as follows:
Cost of revenues	(28)	(27)	(4)	(59)	(64)	(9)
Fulfillment	(200)	(132)	(18)	(427)	(331)	(46)
Marketing	(149)	(83)	(11)	(298)	(218)	(30)
Research and development	(325)	(155)	(21)	(740)	(487)	(67)
General and administrative	(875)	(580)	(81)	(1,904)	(1,351)	(186)
Total	(1,577)	(977)	(135)	(3,428)	(2,451)	(338)
(3) Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(107)	(103)	(14)	(180)	(208)	(28)
Marketing	(219)	(220)	(30)	(436)	(439)	(60)
Research and development	(60)	(83)	(11)	(98)	(173)	(24)
General and administrative	(32)	(32)	(4)	(97)	(64)	(9)
Total	(418)	(438)	(59)	(811)	(884)	(121)

(4)   Others, net are other non-operating income/(loss), primarily consist of gains/(losses) from fair value change of long-term investments, gains/(losses) from business and investment disposals, impairment of investments, government incentives, foreign exchange gains/(losses), interest income and gains/(losses) from fair value change of short-term investments.

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In millions, except per share data)

	For the three months ended			For the six months ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP net income attributable to the company’s ordinary shareholders	6,489	8,557	1,180	10,521	16,148	2,225
Weighted average number of shares:
Basic	3,121	3,143	3,143	3,119	3,141	3,141
Diluted	3,176	3,166	3,166	3,182	3,173	3,173
Non-GAAP net income per share:
Basic	2.08	2.72	0.38	3.37	5.14	0.71
Diluted	2.03	2.70	0.37	3.29	5.08	0.70
Non-GAAP net income per ADS:
Basic	4.16	5.44	0.75	6.75	10.28	1.42
Diluted	4.06	5.39	0.74	6.58	10.16	1.40

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In millions)

	For the three months ended			For the six months ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	33,667	46,511	6,414	30,182	24,904	3,434
Net cash used in investing activities	(30,926)	(28,127)	(3,879)	(26,364)	(11,435)	(1,577)
Net cash provided by/(used in) financing activities	(11,309)	(1,832)	(253)	1,386	(577)	(80)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,126	1,827	252	2,668	1,101	152

Net increase/(decrease) in cash, cash equivalents and restricted cash	(5,442)	18,379	2,534	7,872	13,993	1,929
Cash, cash equivalents and restricted cash at beginning of period, including cash and cash equivalents classified within assets held for sale	90,006	80,770	11,139	76,692	85,156	11,744
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of period	—	—	—	—	(41)	(6)
Cash, cash equivalents, and restricted cash at beginning of period	90,006	80,770	11,139	76,692	85,115	11,738

Cash, cash equivalents and restricted cash at end of period	84,564	99,149	13,673	84,564	99,149	13,673

Net cash provided by operating activities	33,667	46,511	6,414	30,182	24,904	3,434
Add: Impact from JD Baitiao receivables included in the operating cash flow	1,802	1,586	219	68	1,004	138
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(4,947)	(2,363)	(326)	(7,623)	(4,508)	(622)
Other capital expenditures	(513)	(1,244)	(172)	(1,415)	(2,312)	(319)

Free cash flow	30,009	44,490	6,135	21,212	19,088	2,631

JD.com, Inc.

Supplemental Financial Information and Business Metrics

(In RMB billions, except turnover days data)

	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023
Cash flow and turnover days
Operating cash flow – trailing twelve months (“TTM”)	51.1	45.8	57.8	39.7	52.5
Free cash flow – TTM	27.7	25.8	35.6	19.0	33.5
Inventory turnover days(5) – TTM	31.5	31.7	33.2	32.4	31.7
Accounts payable turnover days(6) – TTM	49.4	50.4	52.5	51.3	52.8
Accounts receivable turnover days(7) – TTM	3.6	4.0	4.5	4.8	5.0

(5)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(6)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(7)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended			For the six months ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	3,758	8,270	1,140	6,166	14,697	2,026
Add: Share-based compensation	1,577	977	135	3,428	2,451	338
Add: Amortization of intangible assets resulting from assets and business acquisitions	291	327	44	549	663	91
Add: Effects of business cooperation arrangements	127	111	15	262	221	30
Reversal of: Gain on sale of development properties	—	(1,009)	(139)	—	(1,481)	(204)

Non-GAAP income from operations	5,753	8,676	1,195	10,405	16,551	2,281

Add: Depreciation and other amortization	1,422	1,727	239	2,836	3,351	462

Non-GAAP EBITDA	7,175	10,403	1,434	13,241	19,902	2,743

Total net revenues	267,600	287,931	39,708	507,255	530,887	73,213
Non-GAAP operating margin	2.1%	3.0%	3.0%	2.1%	3.1%	3.1%

Non-GAAP EBITDA margin	2.7%	3.6%	3.6%	2.6%	3.7%	3.7%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended			For the six months ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to the company’s ordinary shareholders	4,376	6,581	907	1,385	12,842	1,769
Add: Share-based compensation	1,314	739	102	2,907	1,995	275
Add: Amortization of intangible assets resulting from assets and business acquisitions	201	159	22	399	381	53
Add/(Reversal of): Reconciling items on the share of equity method investments(8)	441	(139)	(19)	830	701	97
Add: Impairment of goodwill, intangible assets, and investments	1,257	1,362	188	1,257	1,388	191
(Reversal of)/Add: (Gain)/Loss from fair value change of long-term investments	(1,069)	488	67	165	(388)	(54)
Reversal of: Gain on sale of development properties	—	(756)	(104)	—	(1,120)	(154)
(Reversal of) /Add: Net (gain)/loss on disposals/deemed disposals of investments and others	(31)	(29)	(4)	3,518	(50)	(7)
Add: Effects of business cooperation arrangements and non-compete agreements	127	111	15	250	221	30
(Reversal of)/Add: Tax effects on non-GAAP adjustments	(127)	41	6	(190)	178	25

Non-GAAP net income attributable to the company’s ordinary shareholders	6,489	8,557	1,180	10,521	16,148	2,225

Total net revenues	267,600	287,931	39,708	507,255	530,887	73,213
Non-GAAP net margin to the company’s ordinary shareholders	2.4%	3.0%	3.0%	2.1%	3.0%	3.0%

(8)	To exclude the GAAP to non-GAAP reconciling items on the share of equity method investments, and share of amortization of intangibles not on their books.

Reconciliation between U.S. GAAP and International Financial Reporting Standards

Deloitte Touche Tohmatsu was engaged by the company to conduct limited assurance engagement in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” (“HKSAE 3000 (Revised)”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) on the reconciliation of the condensed consolidated statement of operations for the six months ended June 30, 2023 and the condensed consolidated balance sheet as at June 30, 2023 of the company and its subsidiaries (collectively referred to as the “Group”) between the accounting policies adopted by the Group of the relevant period in accordance with the accounting principles generally accepted in the United States of America (the “U.S. GAAP”) and the International Financial Reporting Standards (the “IFRSs”) issued by the International Accounting Standards Board (together, the “Reconciliation”).

The limited assurance engagement undertaken in accordance with HKSAE 3000 (Revised) involves performing procedures to obtain sufficient appropriate evidence about whether:

•	the related adjustments and reclassifications give appropriate effect to those criteria; and

•	the Reconciliation reflects the proper application of the adjustments and reclassifications to the differences between the Group’s accounting policies in accordance with the U.S. GAAP and the IFRSs.

The procedures performed by Deloitte Touche Tohmatsu were based on their professional judgment, having regard to their understanding of the management’s process on preparing the Reconciliation, nature, business performance and financial position of the Group. Given the circumstances of the engagement, the procedures performed included:

(i)

Comparing the “Amounts as recorded under U.S. GAAP” for the six months ended June 30, 2023 in the Reconciliation as set out in the Appendix with the Interim 2023 Results prepared in accordance with the U.S. GAAP;

(ii)

Evaluating the assessment made by the board of directors in identifying the differences between the accounting policies in accordance with the U.S. GAAP and the IFRSs, and the evidence supporting the adjustments and reclassifications made in the Reconciliation in arriving at the “Amounts as recorded under IFRSs” in the Reconciliation as set out in the Appendix; and

(iii)	Checking the arithmetic accuracy of the computation of the Reconciliation as set out in the Appendix.

The procedures performed by Deloitte Touche Tohmatsu in this limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Accordingly, Deloitte Touche Tohmatsu do not express a reasonable assurance opinion.

Based on the procedures performed and evidence obtained, Deloitte Touche Tohmatsu have concluded that nothing has come to their attention that causes them to believe that:

(i)

The “Amounts as recorded under U.S. GAAP” for the six months ended June 30, 2023 in the Reconciliation as set out in the Appendix is not in agreement with the Interim 2023 Results prepared in accordance with the U.S. GAAP;

(ii)

The adjustments and reclassifications made in the Reconciliation in arriving at the “Amounts as recorded under IFRSs” in the Reconciliation as set out in the Appendix, do not reflect, in all material respects, the different accounting treatments according to the Group’s accounting policies in accordance with the U.S. GAAP and the IFRSs of the relevant period; and

(iii)	The computation of the Reconciliation as set out in the Appendix is not arithmetically accurate.

Appendix

The condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRSs. The effects of material differences between the condensed consolidated financial statements of the Group prepared under U.S. GAAP and IFRSs are as follows:

		For six months ended June 30, 2022 IFRSs adjustments
	Amounts as recorded under U.S. GAAP	Preferred shares	Investments measured at fair value	Share-based compensation	Lease	Amounts as recorded under IFRSs
	(RMB in millions)
		Note i	Note ii	Note iii	Note iv
Fulfillment	(31,793)	—	—	—	597	(31,196)
Marketing	(18,182)	—	—	—	2	(18,180)
Research and development	(8,411)	—	—	—	3	(8,408)
General and administrative	(4,788)	—	—	—	4	(4,784)
Income from operations	6,166	—	—	—	606	6,772
Share of results of equity investees	(2,685)	—	279	—	—	(2,406)
Interest expense	(828)	—	—	—	(487)	(1,315)
Others, net	(312)	—	(2,380)	—	—	(2,692)
Fair value changes of preferred shares	—	(1,074)	—	—	—	(1,074)

Income/(loss) before tax	2,341	(1,074)	(2,101)	—	119	(715)
Income tax expenses	(1,831)	—	1	3	—	(1,827)

Net income/(loss)	510	(1,074)	(2,100)	3	119	(2,542)
Net loss attributable to non-controlling interests shareholders	(883)	(185)	45	—	(29)	(1,052)
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	8	(8)	—	—	—	—

Net income/(loss) attributable to the company’s ordinary shareholders	1,385	(881)	(2,145)	3	148	(1,490)

		For six months ended June 30, 2023 IFRSs adjustments
	Amounts as recorded under U.S. GAAP	Preferred shares	Investments measured at fair value	Share-based compensation	Lease	Redeemable equity securities	Amounts as recorded under IFRSs
	(RMB in millions)
		Note i	Note ii	Note iii	Note iv	Note v
Fulfillment	(32,050)	—	—	—	845	—	(31,205)
Marketing	(19,068)	—	—	—	2	—	(19,066)
Research and development	(8,258)	—	—	—	3	—	(8,255)
General and administrative	(4,859)	—	—	—	4	—	(4,855)
Gain on sale of development properties	1,481	—	—	—	(250)	—	1,231
Income from operations	14,697	—	—	—	604	—	15,301
Share of results of equity investees	86	—	(391)	—	—	—	(305)
Interest expense	(1,244)	—	—	—	(517)	(7)	(1,768)
Others, net	4,003	—	374	—	—	—	4,377
Fair value changes of preferred shares	—	(818)	—	—	—	—	(818)

Income before tax	17,542	(818)	(17)	—	87	(7)	16,787
Income tax expenses	(4,420)	—	(30)	(265)	—	—	(4,715)

Net income	13,122	(818)	(47)	(265)	87	(7)	12,072
Net income attributable to non-controlling interests shareholders	280	(207)	(2)	—	(28)	—	43
Net income attributable to the company’s ordinary shareholders	12,842	(611)	(45)	(265)	115	(7)	12,029

		As of December 31, 2022 IFRSs adjustments
	Amounts as recorded under U.S. GAAP	Preferred shares	Investments measured at fair value	Share-based compensation	Lease	Redeemable equity securities	Amounts as recorded under IFRSs
	(RMB in millions)
		Note i	Note ii	Note iii	Note iv	Note v
Operating lease right-of-use assets	22,267	—	—	—	(1,883)	—	20,384
Investment in equity investees	57,641	—	(35,851)	—	—	—	21,790
Investment securities	11,611	—	(11,611)	—	—	—	—
Financial assets at fair value through profit or loss	—	—	48,893	—	—	—	48,893
Financial assets at fair value through other comprehensive income	—	—	834	—	—	—	834
Deferred tax assets	1,536	—	38	50	—	—	1,624
Total assets	595,250	—	2,303	50	(1,883)	—	595,720
Deferred tax liabilities	6,511	—	487	—	—	—	6,998
Other non-current liabilities	1,737	—	—	—	—	547	2,284
Preferred shares		16,084	—	—	—	—	16,084
Total liabilities	321,127	16,084	487	—	—	547	338,245
Mezzanine Equity	590	—	—	—	—	(590)	—
Total JD.com, Inc. shareholders’ equity	213,366	(6,408)	1,751	46	(1,794)	(440)	206,521
Non-controlling interests	60,167	(9,676)	65	4	(89)	483	50,954

Total shareholders’ equity	273,533	(16,084)	1,816	50	(1,883)	43	257,475

		As of June 30, 2023 IFRSs adjustments
	Amounts as recorded under U.S. GAAP	Preferred shares	Investments measured at fair value	Share-based compensation	Lease	Redeemable equity securities	Amounts as recorded under IFRSs
	(RMB in millions)
		Note i	Note ii	Note iii	Note iv	Note v
Operating lease right-of-use assets	22,396	—	—	—	(1,796)	—	20,600
Investment in equity investees	58,387	—	(36,441)	—	—	—	21,946
Investment securities	6,260	—	(6,260)	—	—	—	—
Financial assets at fair value through profit or loss	—	—	44,497	—	—	—	44,497
Financial assets at fair value through other comprehensive income	—	—	448	—	—	—	448
Deferred tax assets	1,506	—	49	(438)	—	—	1,117
Total assets	603,924	—	2,293	(438)	(1,796)	—	603,983
Deferred tax liabilities	7,213	—	519	—	—	—	7,732
Other non-current liabilities	1,597	—	—	—	—	554	2,151
Preferred shares	—	18,484	—	—	—	—	18,484
Total liabilities	316,634	18,484	519	—	—	554	336,191
Mezzanine Equity	595	—	—	—	—	(595)	—
Total JD.com, Inc. shareholders’ equity	221,786	(6,576)	1,674	(442)	(1,679)	(447)	214,316
Non-controlling interests	64,909	(11,908)	100	4	(117)	488	53,476

Total shareholders’ equity	286,695	(18,484)	1,774	(438)	(1,796)	41	267,792

Notes

(i)	Preferred shares

Under U.S. GAAP, preferred shares of the Group are accounted for as mezzanine equity or non-controlling interests, depending on the redeemable features exist or not. The preferred shares with redeemable features are classified as mezzanine equity because they are redeemable contingently upon the occurrence of certain events outside of the Group’s control. This kind of preferred shares are recorded initially at fair value, net of issuance costs at the date of issuance. Accretion to the respective redemption value of the preferred shares over the period is recognized starting from issuance date to the earliest redemption date.

Under IFRS, since the Group does not have an unconditional right to avoid delivering cash, the preferred shares represent liability. With certain embedded features, the Group designates the entire preferred shares as financial liabilities at fair value through profit or loss and are initially recognized at fair value, while the changes in the fair value are recognized in profit or loss. The issuance costs are recorded in profit or loss.

(ii)	Investments measured at fair value

Under U.S. GAAP, the Group uses measurement alternative to record the investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and reports changes in the carrying value of the equity investments in profit or loss. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Those investments include convertible redeemable preferred shares, ordinary shares with preferential rights issued by privately held companies and equity investments in unlisted entities, in the form of ordinary shares without significant influence. In addition, the Group accounts for certain investments in private equity funds over which the Group does not have the ability to exercise significant influence under the existing practical expedient, and estimates fair value using net asset value per share (or its equivalent) of the investment. The Group also applies the equity method of accounting to account for certain equity investments in private equity funds.

Under IFRS, the aforementioned investments are classified as financial assets at fair value through profit or loss and measured at fair value, except for certain equity investments not held for trading but held for long-term strategic purposes, which are designated as financial assets at fair value through other comprehensive income. Fair value changes of these long-term investments are recognized in profit or loss or other comprehensive income, respectively.

(iii)	Share-based compensation

Under U.S. GAAP, for awards that ordinarily give rise to a tax deduction under existing tax law, deferred taxes are computed on the basis of the compensation expense that is recognized for financial reporting purposes. In addition, tax benefits in excess of or less than the related deferred tax assets are recognized in profit or loss in the period in which the amount of the deduction is determined (typically when an award vests or, in the case of options, is exercised or expires).

Under IFRS, for awards that will give rise to a tax deduction under the applicable tax law, deferred taxes are computed on the basis of the hypothetical tax deduction for the share-based payment that corresponds to the percentage earned to date (i.e., the intrinsic value of the award on the reporting date multiplied by the percentage vested). In addition, tax benefits less than or equal to the related deferred tax assets are recognized in profit or loss, otherwise are recognized in equity.

(iv)	Lease

Lease classification and measurement

Under U.S. GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in profit or loss.

Under IFRS, the amortization of the right-of-use assets is on a straight-line basis while the interest expense related to the lease liabilities are measured at amortized cost.

Sale-and-leaseback arrangements

Under U.S. GAAP, if the sale-and-leaseback transaction qualifies as a sale, the entire gain on the transaction would be recognized.

Under IFRS, for sale-and-leaseback transactions that qualify as a sale, the gain would be limited to the amount related to the residual portion of the asset sold. The amount of the gain related to the underlying asset leased back to the lessee would be offset against the lessee’s right-of-use assets.

(v)	Redeemable equity securities

Under U.S. GAAP, certain financial instruments of the Group in the form of shares with redemption features embedded are classified as redeemable non-controlling interests, when the realization of the redemption feature is subject to certain conditions that are not solely within the Group’s control.

Under IFRS, these financial instruments are classified as liabilities irrespective of whether the obligation is unconditional or conditional.